UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

Subsidiaries File for Administration in the UK

As disclosed on May 8, 2024, notices of intention to appoint administrators were filed with the English High Court (the “Court”) in respect of certain of the material subsidiaries of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) that are incorporated in England: (i) Cazoo Holdings Limited, a subsidiary of the Company and a holding company with no material assets other than an ownership in our subsidiaries, (ii) Cazoo Ltd, our operating subsidiary through which our operations, including our marketplace business, are conducted, and (iii) Cazoo Properties Limited, our subsidiary that owns the majority of our leaseholds. We also disclosed that if our operating subsidiaries file for administration, we would need to consider the best options for the Company at such time, and that the options may include filing for administration or winding up of the Company.

On May 21, 2024, each of Cazoo Holdings Limited, Cazoo Ltd, and Cazoo Properties Limited filed for administration in the United Kingdom (the “Administrations”). On May 21, 2024, Matthew Mawhinney and David Soden (the “Joint Administrators”) of Teneo Financial Advisory Limited were appointed as joint administrators to each of Cazoo Holdings Limited, Cazoo Ltd, and Cazoo Properties Limited (the “Administration Companies”). Following their appointment, the Joint Administrators will manage the affairs, business and property of the Administration Companies. As part of the administration process, the Joint Administrators will continue to pursue sale transactions in respect of remaining assets of the Administration Companies, including the marketplace business and remaining customer collection centers, where they are in active dialogue with a number of parties interested in the marketplace business. See the press release attached hereto as Exhibit 99.1 for more information.

Company Winding Up in the Cayman Islands

Throughout 2023 and 2024, the Company’s management and Board have been reviewing the strategic options available to the Company to satisfy its liquidity needs. In December 2023, the Company completed a series of restructuring transactions with its debt and equity holders, aimed at improving the Company’s capital structure and reducing the Company’s debt (the “Transactions”). Following the Transactions, the Company engaged with financial advisors with the intention of conserving cash and pursuing its strategic options, including engaging in an M&A process and realigning its business model. On March 6, 2024, we announced that we were pivoting the business to a marketplace model. On May 1, 2024, we announced that Cazoo Ltd had successfully sold substantially all of its inventory, paid off its stocking loans and reduced employee numbers. As of May 21, 2024, the assets of certain vehicle repair centers and customer collection centers, as well as the wholesale division, have been sold. In each case a number of employees were transferred to the buyers. Together with other initiatives, the transition has reduced the cash burn of the Company and its consolidated subsidiaries, resulting in a cash position in excess of £98 million at May 13, 2024 compared to £113 million at December 31, 2023.

The marketplace model is now established and revenue generating, with interest from many car dealers wishing to trade on the Cazoo platform. Despite the successful transition, to optimize returns to creditors the Administrations mark the appropriate next step in the restructuring of the business. As noted above, the Joint Administrators for the Administration Companies will continue discussions with new and existing parties interested in the marketplace business, with a view to concluding a sale over the coming weeks.

Notwithstanding our pivot to a marketplace model and the various asset disposals, Cazoo Group Ltd still would need to raise additional capital in the future in order to continue as a going concern in the medium- to long-term. In light of the foregoing, and the fact that the Administrative Companies, our material subsidiaries, have filed for administration, the Board of Directors (the “Board”) of the Company determined that it is in the best interests of the Company and its stakeholders to commence the winding up of the Company.

Extraordinary General Meeting

The Board plans to hold an Extraordinary General Meeting of Shareholders (the “EGM”) on June 6, 2024 to seek shareholder approval of the winding up of the Company and will file proxy materials relating to the EGM with the Securities and Exchange Commission (the “SEC”). If the shareholders approve the winding up, liquidators will be appointed, and they will liquidate any remaining assets and satisfy, or make reasonable provisions for, the Company’s remaining obligations. The Board does not presently expect that there will be any remaining proceeds for our shareholders.

Defaults Under Indenture

On May 16, 2024, pursuant to that certain Indenture, dated as of December 6, 2023 (as amended, supplemented or otherwise modified from time to time, the “Indenture”), Cazoo notified the trustee that (1) the Company did not make the required interest payments of approximately $5.3 million that were due on May 15, 2024 (the “Interest Payment”) and (2) the Company did not deliver its audited financial statements to the trustee as required under the Indenture. Under the Indenture, non-payment of the interest due resulted in a Default (as such term is defined in the Indenture) and the Company has a 30-day grace period to make the Interest Payment before such non-payment constitutes an Event of Default (as such term is defined in the Indenture). In addition, failure to deliver the audited financial statements constituted a Default under the Indenture and the Company has a 60-day grace period after it receives written notice from the trustee or by holders of at least 25% in aggregate principal amount of the Senior Secured Notes then outstanding to deliver the audited financial statements before such non-delivery constitutes an Event of Default. Upon an Event of Default in relation to the two Defaults described above, the trustee or the holders of at least 25% in of the Senior Secured Notes then outstanding may declare the Senior Secured Notes to be due and payable immediately.

The filing for Administration by the Administration Companies constitutes an Event of Default under the Indenture.

NYSE Filing Delinquency

On May 16, 2024, we received written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) stating that we are not in compliance with the NYSE continued listing standards set forth in Section 802.01E of the NYSE Listed Company Manual, which requires timely filing of all required periodic reports with the SEC, because of the Company’s failure to timely file its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

As previously disclosed on May 1, 2024, Cazoo was unable to file its 2023 Form 20-F on or before the prescribed filing date without unreasonable effort or expense. As a result of the significant amount of time devoted by management to pursue strategic initiatives, and the Company’s pivot to the marketplace model, which has also required a dedication of the Company’s limited personnel and resources, and because of our liquidity concerns whereby we would not be able to demonstrate our ability to continue as a going concern in the medium- to long-term, the Company was unable to complete the preparation and review of its financial statements and disclosures for the 2023 Form 20-F. Moreover, as a result of the foregoing, the Company does not currently intend to file the 2023 Form 20-F.

In accordance with Section 802.01E of the NYSE Listed Company Manual, the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to six months from the date of the filing delinquency (the “Initial Cure Period”). The Company’s Class A ordinary shares will continue to trade on the NYSE during the Initial Cure Period, subject to the Company’s compliance with other continued listing requirements. Notwithstanding the foregoing, if circumstances warrant, the NYSE may commence delisting proceedings at any time.

Forward-Looking Statements

This report contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “plan,” “seek,” “intend,” “will,” “could,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) our ability to complete the winding up in a timely manner; (2) that our shareholders will not realize any value in the Company’s shares; (3) the holders of our Senior Secured Notes will have significant influence over all shareholder votes, and they, as secured creditors, will have interests different from our shareholders; (4) that our warrantholders will receive nothing for their warrants; (5) the likelihood that our creditors will not receive a full recovery in connection with our winding up; (6) the risk that our shareholders will not be able to buy or sell shares after we close our share transfer books in connection with the Cayman Island winding-up process; (7) our directors and officers will continue to receive benefits from the Company during the winding up; (8) the impact of business uncertainties in connection with the winding up; (9) the risk that we may have liabilities or obligations about which we are not currently aware; (10) the risk that the cost of settling our liabilities and contingent obligations could be higher than anticipated; and (11) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: investors@cazoo.co.uk

Media:

Cazoo: press@cazoo.co.uk

Jess Reid – Teneo +44 (0) 7919 685287

Anthony Di Natale – Teneo +44 (0) 7880 715975

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Joint Administrators appointed to Cazoo Limited, Cazoo Holdings Limited, and Cazoo Properties Limited
99.2	Cazoo Receives Non-compliance Notice from NYSE Regarding 20-F Filing Delinquency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: May 21, 2024	By:	/s/ Gareth Purnell
Gareth Purnell
Chief Financial Officer

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